SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014.

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222 Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

20-F   ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes   ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes   ☐             No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:

Mexico, D.F. February 14th, 2014, Satelites Mexicanos S.A. de C.V. (“Satmex”) a EUTELSAT Company announces the following key indicators as of December 31, 2013:

•	Revenues: $132,856 (in thousands of U.S. Dollars)

•	EBITDA: $ 96,063 (in thousands of U.S. Dollars)

•	Net Debt: $330,204 (in thousands of U.S. Dollars)

•	Backlog: $416,826 (in thousands of U.S. Dollars)

•	Fill rate: 84.7%

About Satmex

Satélites Mexicanos (Satmex), owned by Eutelsat Communications (NYSE Euronext Paris: ETL) is a significant provider of fixed satellite services (FSS) in the Americas, with coverage of more than 90% of the population of the region. Satmex has designed, procured, launched and operated three generations of satellites over a 25-year period. Its current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection. Two further satellites are scheduled to be launched in 2015.

Contact information:

Press

Vanessa O’Connor	Tel: + 33 1 53 98 37 91 voconnor@eutelsat.fr
Frédérique Gautier	Tel: + 33 1 53 98 37 91 fgautier@eutelsat.fr
Marie-Sophie Ecuer	Tel: + 33 1 53 98 37 91 mecuer@eutelsat.fr

Investors and Analysts

Leonard Wapler	Tel. : +33 1 53 98 35 30 lwapler@eutelsat.fr
Cédric Pugni	Tel. : +33 1 53 98 35 30 cpugni@eutelsat.fr

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S. A. de C. V.
(Registrant)

Date: February 14th, 2014.	By:	/s/ Juan Antonio García Gayou Facha
(Signature)
Juan Antonio García Gayou Facha
Chief Financial Officer

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